[NPDC letterhead]








                                            September 10, 2004


Pamela A. Long, Esq.
Assistant Director
United States Securities and Exchange Commission
Washington, D.C. 20549-0404

                  Re: National Patent Development Corporation Form S-1, filed on August 26, 2004
                           File No. 333-118568

Dear Ms. Long:

         We are today filing, in electronic format pursuant to Section 232.101 of Regulation S-T, this letter and Amendment No. 1 (the "Amendment") to the Registration Statement on Form S-1 (the "Registration Statement") of National Patent Development Corporation (the "Company"), relating to the spin-off (the "Spin-off") by GP Strategies Corporation (the "Parent") of all of the outstanding common stock of the Company.

         As requested in the letter (the "Comment Letter"), dated September 7, 2004, from you to Jerome I. Feldman, Chief Executive Officer of the Company, setting forth the comments of the Staff of the Securities and Exchange Commission (the "Commission") on the Registration Statement as filed on August 26, 2004, the numbers below correspond to the numbers set forth in the Comment Letter.

         1. We expect the spin-off will take place as soon as practicable following effectiveness of the Registration Statement, subject to
            (i) the requirement that the New York Stock Exchange be given ten days notice of the record date for the spin-off and (ii) the transfer agent needing at least three business days after the record date to effect the mechanics of the distribution.

         2. Page numbers have been included in the Registration Statement and updated in the table of contents. All major sections are listed in the table of contents. We will not receive proceeds from the spin-off, and therefore we have not included a "Use of Proceeds"
            section in the Registration Statement or table of contents.


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         3. The heading has been revised as requested. See pages 3 and 11.

         4. The risk factor section has been revised as requested. See pages 11-13.

         5. The requested disclosure has been revised. See pages 12-13.

         6. The requested disclosure has been added. See page 17.

         7. The disclosure has been revised. See pages 18-19.

         8. We have contacted two market makers to sponsor the quotation of our common stock on the OTCBB, who have each filed Forms 211 with the NASD to initiate quotation of our common stock on the OTCBB.

         9. The legality opinion has been revised. See exhibit 5.1.

        10. We have revised the disclosure which stated that the land in Pawling, New York was classified as held for sale. Pursuant to a Note and Warrant Purchase Agreement dated August 8, 2003, GP Strategies issued and sold to four Gabelli funds $7,500,000 aggregate principal amount of Notes and warrants. The Notes are secured by the Pawling property, and thus, subsequent to August 8, 2003, the Pawling property was no longer classified as held for sale since the Pawling property could not be sold. The Chestnut Hill property is no longer classified as held for sale because the company presently has no plan in place to sell it. The disclosure regarding the properties has been revised. See pages 40 and F-9. The disclosure regarding the carrying amount of each property has also been revised. See page F-12.

        11. There has been no significant change in MXL's inventory since December 31, 2002. Five Star's inventory consisting of finished goods was as follows (in thousands): September 30, 2002 - $19,482, December 31, 2002 - $23,664, June 30, 2003 - $23,008, September 30,
            2003 - $20,222, December 31, 2003 - $26,427, June 30, 2004 -
            $23,788. The increase in inventory in the fourth quarters of 2002 and 2003 is due to the fact that Five Star increased purchases in order to take advantage of vendor buying opportunities offered during this period. Five Star builds up its inventory at year-end and sells such inventory through-out the following year.

        12. The company presently intends to exercise the option, subject to obtaining the necessary financing.



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        13. The company believes that as of June 30, 2004 the investment in
            Millennium was not permanently impaired. The stock traded as high as $3.43 on April 23, 2004 and $4.00 in the prior twelve months. Therefore, at June 30, 2004, the company believed there was a likelihood of us realizing the $3.50 per share price at which Millennium was transferred by GP Strategies to NPDC. However the company is closely monitoring the price of Millennium and on a quarterly basis will reassess whether the investment is other-than-temporarily impaired. See page F-19 for additional disclosure regarding Millennium.

        14. The requested disclosure has been added. See page F-15.

        15. The company anticipates receiving a decision on the arbitration on or about September 10, 2004, and, if received, will disclose the outcome in the final prospectus.

        16. The requested cross-references have been made.

        17. The reply is being provided in electronic format as requested.

        18. Your comment is duly noted. In future filings, we will present the purchase of equity securities by the company in tabular format as required under Item 703 of Regulation S-K .


                                              Very truly yours,



                                              Andrea D. Kantor
                                              Vice President and General Counsel

cc:      Donald Cavern, Esq.
         Nathan Cheney, Esq.
         Daniel Horwood, Esq.


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